Exhibit 99.1

Caledonia Mining Corporation Plc
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)
 Resignation of David Henderson as an Independent Director

12 April, 2016:  Caledonia Mining Corporation Plc ("Caledonia" or the "Company") announces that David Henderson, an Independent Director, has submitted his resignation as a director of the company with effect from 15 April 2016.
Commenting on Mr. Henderson's resignation, Leigh Wilson, Caledonia's Chairman said:

"On behalf of David's other board colleagues, I would like to thank him for his contribution to the company during his tenure."

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray Tel: +44 20 7138 3204

Head Office: Caledonia Mining Corporation plc
43/45 La Motte Street, St Helier, Jersey, Channel Islands, JE4 8SD
info@caledoniamining.com  |  | www.caledoniamining.com